Mail Stop 3561

December 29, 2008

Rubens Ghilardi
Chief Executive Officer
Companhia Paranaense de Energia - COPEL
Rua Coronel Dulcidio, 800
Batel
Curitiba, 80420-170
Brazil

> **Re:** **Companhia Paranaense de Energia – COPEL**
> **Annual Report on Form 20-F for Fiscal Year**
> **Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-14668**

Dear Mr. Ghilardi:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007

Item 4. Information on the Company, page 16

1. As you discuss your power generation, transmission and distribution equipment and facilities in your "Generation and Purchases of Energy" section, please note any major encumbrances on these assets. See Item 4(D) of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 50

Results of Operations for 2007 Compared with 2006, page 58

2. Where you identify causes of changes in your operating results, please quantify the extent to which one factor contributed to a change versus another factor. For example, and by way of illustration only, where you discuss the 4.6% increase in revenue from third-party use of your Main Transmission Grid in 2007, please quantify the extent to which the tariff increases enacted by ANEEL contributed to that increase versus the expansion of the transmission grid. See Item 5(A)(1) of Form 20-F.

Item 6. Directors, Senior Management and Employees, page 66

3. Please state, if true, that there are no family relationships between the individuals identified in this section. See Item 6(A)(4) of Form 20-F.

Item 15. Controls and Procedures, page 94

Changes in Internal Control over Financial Reporting, page 97

4. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies. Also, rather than state that "[o]ther than as described above, there have been no changes in our internal control over financial reporting...," please state specifically that there were changes in your controls and procedures over financial reporting that occurred during the evaluation period. Please revise.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director